Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

among

POSTROCK ENERGY CORPORATION

AS PARENT

and

POSTROCK ENERGY SERVICES CORPORATION

AS SELLER

and

POSTROCK KPC PIPELINE, LLC

AS THE COMPANY

and

MV PIPELINES, LLC

AS BUYER

Dated September 28, 2012

TABLE OF CONTENTS

1. DEFINITIONS	1
2. ACQUISITION	1
3. PAYMENT AND CLOSING	1
4. REPRESENTATIONS AND WARRANTIES OF THE SELLER	5
5. REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY	8
6. REPRESENTATIONS AND WARRANTIES OF THE BUYER	18
7. CERTAIN AGREEMENTS OF THE PARTIES	20
8. CLOSING DELIVERIES BY THE SELLER	25
9. CLOSING DELIVERIES BY THE BUYER	26
10. INDEMNIFICATION	26
11. CONSENT TO JURISDICTION; JURY TRIAL WAIVER; GOVERNING LAW	29
12. MISCELLANEOUS	29

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EXHIBITS

Exhibit 1.2	Certain Defined Terms
Exhibit 5.4.1	Financial Statements
Exhibit 7.6	Transition Services Agreement
Exhibit 7.9	Conveyance of the Lateral
Exhibit 7.10.1	Quit Claim Deed for Lyons Facility
Exhibit 7.10.2	Escrow Agreement

SCHEDULES

Schedule 3.3.2.1	Working Capital
Schedule 4.3	Non-Contravention
Schedule 4.7	Employees
Schedule 4.8	Tax Matters
Schedule 5.2	Non-Contravention
Schedule 5.3	Capitalization and Subsidiaries
Schedule 5.4.2	Financial Statements
Schedule 5.6	Title to Assets; Condition and Sufficiency of Assets
Schedule 5.7	Accounts Receivable
Schedule 5.10	Real Property
Schedule 5.10.2	Underground Storage
Schedule 5.11	Litigation
Schedule 5.13	Contractual Obligations
Schedule 5.14	Change in Condition
Schedule 5.15	Insurance Policies
Schedule 5.17	Environmental Matters
Schedule 5.18	Customers
Schedule 5.22	Right-of-Way Agreements
Schedule 7.9	El Dorado East/West Lateral

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PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is dated as of September 28, 2012, by and among PostRock Energy Corporation, a Delaware corporation (“Parent”), PostRock Energy Services Corporation, a Delaware corporation (“Seller”), PostRock KPC Pipeline, LLC, a Delaware limited liability company (the “Company”), and MV Pipelines, LLC, a Kansas limited liability company (“Buyer”).

RECITALS

The Seller is the owner of all of the issued and outstanding limited liability company units of the Company, and upon the terms and subject to the conditions set forth in this Agreement the Seller desires to sell and transfer to Buyer, and Buyer desires to purchase, all the issued and outstanding limited liability company units of the Company (the “Units”).

AGREEMENT

Therefore, in consideration of the foregoing and the mutual agreements and covenants set forth below, the parties hereto hereby agree as follows:

1. DEFINITIONS. The terms and definitions set forth on Exhibit 1.2 attached hereto will be incorporated by reference as if contained and defined herein.

2. ACQUISITION.

2.1. At the Closing and subject to the terms and conditions of this Agreement and upon payment of the Initial Purchase Price by the Buyer in accordance with Section 3.1 below (the Initial Purchase Price, as adjusted pursuant to Sections 3.3.2 and 3.4, the “Purchase Price”), Buyer is hereby purchasing and accepting from the Seller, and the Seller is hereby selling, transferring and delivering to the Buyer, free and clear of any Encumbrances, all of the Units in the Company.

2.2. The Units transferred by the Seller pursuant to Section 2.1 above constitute all of the issued and outstanding limited liability company units of the Company.

3. PAYMENT AND CLOSING.

3.1. Purchase Price. The purchase price being paid at Closing (the “Initial Purchase Price”) equals US$53,500,000 minus (a) the adjustment set forth in Section 3.3.1.2 of $136,000 and (b) an amount totaling $500,000 constituting the Escrow Funds to be deposited by the Buyer pursuant to Section 7.10. At the Closing, the Buyer is paying the Initial Purchase Price by wire transfer of immediately available funds to the account or accounts designated by the Seller.

3.2. Time and Place of Closing. The consummation of the transactions described above (the “Closing”) is taking place at the Seller’s offices located at 210 Park Avenue, Oklahoma City, Oklahoma 73102 concurrently with the execution and delivery of this Agreement. The date of the Closing is referred to as the “Closing Date.”

3.3. Working Capital Adjustment Mechanics.

3.3.1. Closing Date Purchase Price Adjustment.

3.3.1.1. The Company has provided Buyer with an estimated statement of the Working Capital of the Company (the “Estimated Closing Working Capital Statement”) setting forth the Company’s calculation of the amount of Working Capital of the Company as of the close of business on August 31, 2012 (the “Estimated Closing Working Capital Amount”). The Estimated Closing Working Capital Statement has been prepared by the Company in accordance with past practices.

3.3.1.2. If the Estimated Closing Working Capital Amount is less than the Target Working Capital Amount, then the Initial Purchase Price to be paid at Closing will be decreased on a dollar for dollar basis by the amount that the Estimated Closing Working Capital Amount is less than the Target Working Capital Amount. If the Estimated Closing Working Capital Amount is greater than the Target Working Capital Amount, then the Initial Purchase Price to be paid at Closing will be increased on a dollar for dollar basis by the amount that the Estimated Closing Working Capital Amount is greater than the Target Working Capital Amount.

3.3.2. Post-Closing Purchase Price Adjustment.

3.3.2.1. As soon as practicable (and in no event later than 90 days) after the Closing, the Buyer will prepare or cause to be prepared and deliver to the Seller a statement of the Working Capital of the Company (the “Closing Working Capital Statement”) setting forth a calculation of the amount of Working Capital of the Company as of the close of business on the Closing Date (the “Closing Working Capital Amount”), which will be accompanied by an explanation and schedule of variations from the Estimated Closing Working Capital Amount. The Closing Working Capital Statement will be determined consistent with the Company’s past practices; provided that the calculation of current assets and current liabilities as of the Closing Date shall not reflect any accruals or reserves except as are calculated using the same procedures and methodologies as the applicable line items of the Company’s balance sheet as of December 31, 2011, whether or not doing so is in accordance with GAAP. For the avoidance of doubt, Schedule 3.3.2.1 sets forth the calculation of Working Capital as of December 31, 2011. During the 30 days immediately following the Seller’s receipt of the Closing Working Capital Statement and any period of dispute with respect thereto thereafter, Buyer shall, and shall cause the Company to, (x) assist the Seller in the review of the Closing Working Capital Statement and provide the Seller and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Company for purposes of their review of the Closing Working Capital Statement, and (y) cooperate with the Seller and its representatives in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Closing Working Capital Statement as is reasonably requested by the Seller or its representatives. The Closing Working Capital Statement will be final, conclusive and binding on the parties unless the Seller provides a written notice (a “Dispute Notice”) to the Buyer no later than 30 days after delivery to the Seller of the Closing Working Capital Statement setting forth in reasonable detail the nature and amount of any disagreement so asserted. Any item or amount with respect to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties.

3.3.2.2. If the Buyer and the Seller cannot agree on the final Closing Working Capital Amount within 10 days after the delivery of a Dispute Notice, the parties will submit their respective final calculations of the items in dispute (including any adjustments the parties wish to make as a result of negotiations up to the date of such submission) to Grant Thornton, LLP (“Arbitrating Accountant”). The Arbitrating Accountant will review such final calculations, and with respect to each disputed item, make a selection as to which of the disputed items presented to it is, in the aggregate, more accurate (selecting one of such items without interpolation or adjustment). The decision of the Arbitrating Accountant will be made in accordance with the terms of this Agreement. The decision of the Arbitrating Accountant will be made within 20 days after being engaged, or as soon thereafter as reasonably practicable, and will be final and binding on the parties. The costs and expenses of the Arbitrating Accountant will be paid by the party whose proposed calculation of the Closing Working Capital Amount is the furthest amount from the Working Capital Amount as calculated by the Arbitrating Accountant. The Buyer and the Seller will make available to the Arbitrating Accountant all reasonably relevant books and records relating to the calculations submitted and all other information reasonably requested by the Arbitrating Accountant.

3.3.2.3. Upon the final determination of the Closing Working Capital Amount, the Purchase Price will be adjusted to reflect the difference between the Closing Working Capital Amount and the Estimated Closing Working Capital Amount as follows:

(a) If the Closing Working Capital Amount is greater than the Estimated Closing Working Capital Amount, then the Purchase Price will be increased by, and the Buyer will pay to the Seller the amount of, any such excess within two Business Days by wire transfer of immediately available funds.

(b) If the Closing Working Capital Amount is less than the Estimated Closing Working Capital Amount, then the Purchase Price will be decreased by the amount of such shortfall (the “Shortfall”) and the Buyer will be entitled to payment of the Shortfall from the Seller, within two Business Days by wire transfer of immediately available funds.

3.4. Contingent Payment.

3.4.1. The Buyer shall prepare and deliver to the Seller within 150 days after each of December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016 the audited balance sheet and related statements of income, retained earnings and cash flows of the Company as at and for the calendar years ended December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016 (each such calendar year an “Earnout Year” and collectively, the “Earnout Period”), respectively, as approved by the Buyer’s board of directors (the “Post-Closing Financial Statements”), together with a calculation of Qualified EBITDA for such Earnout Year determined from the respective Post-Closing Financial Statements for each Earnout Year (the “Qualified EBITDA Calculation”). The Post-Closing Financial Statements and Qualified EBITDA Calculation shall be computed in accordance with GAAP, consistent with the past practices of the Company.

3.4.2. During the 30 days immediately following the Seller’s receipt of the Post-Closing Financial Statements and the Qualified EBITDA Calculation and any period of dispute with respect thereto thereafter, Buyer shall, and shall cause the Company to, (x) assist the Seller in the review of the Post-Closing Financial Statements and the Qualified EBITDA Calculation and provide the Seller and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Company for purposes of their review of the Post-Closing Financial Statements and the Qualified EBITDA Calculation, and (y) cooperate with the Seller and its representatives in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Post-Closing Financial Statements and the Qualified EBITDA Calculation as is reasonably requested by the Seller or its representatives. The Post-Closing Financial Statements and the Qualified EBITDA Calculation will be final, conclusive and binding on the parties unless the Seller provides a Dispute Notice to the Buyer no later than 30 days after delivery to the Seller of the Post-Closing Financial Statements and the Qualified EBITDA Calculation setting forth in reasonable detail the nature and amount of any disagreement so asserted. Any item or amount with respect to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties.

3.4.3. If the Buyer and the Seller cannot agree on the final Post-Closing Financial Statements and the Qualified EBITDA Calculation within 10 days after the delivery of a Dispute Notice, the parties will submit their respective final calculations of the items in dispute (including any adjustments the parties wish to make as a result of negotiations up to the date of such submission) to the Arbitrating Accountant. The Arbitrating Accountant will review such final calculations, and with respect to each disputed item, make a selection as to which of the disputed items presented to it is, in the aggregate, more accurate (selecting one of such items without interpolation or adjustment). The decision of the Arbitrating Accountant will be made in accordance with the terms of this Agreement. The decision of the Arbitrating Accountant will be made within 20 days after being engaged, or as soon thereafter as reasonably practicable, and will be final and binding on the parties. The costs and expenses of the Arbitrating Accountant will be paid by the party whose proposed calculation of Qualified EBITDA for the applicable Earnout Year is the furthest amount from such Qualified EBITDA as calculated by the

Arbitrating Accountant. The Buyer and the Seller will make available to the Arbitrating Accountant all reasonably relevant books and records relating to the calculations submitted and all other information reasonably requested by the Arbitrating Accountant.

3.4.4. If Qualified EBITDA for an Earnout Year exceeds $11,000,000 (the “Target”), the Buyer shall pay to the Seller an amount equal to $1,000,000 (the “Annual Earnout Amount”) for such Earnout Year.

3.4.5. All payments due under Sections 3.4.4 and 3.4.7 will be made by wire transfer or delivery of other immediately available funds to the accounts designated in writing by the Seller within 30 days following the final determination of the Qualified EBITDA for any such Earnout Year or period, as applicable. If all or any portion of any amount under Section 3.4.4 or 3.4.7, if earned, is not paid in full in cash by the Buyer when due, then the unpaid amount of the Annual Earnout Amount shall bear interest at 10% from such due date until paid. All such interest will be computed on the basis of a 360-day year containing 12 months, counting the actual number of days in each month.

3.4.6. The Buyer agrees that from and after the Closing until the obligations of the Buyer under Sections 3.4.4 and 3.4.5 are satisfied in full, the Buyer will furnish to the Seller, within 60 days after the end of each calendar quarter, a copy of the Company’s unaudited consolidated balance sheet and statements of income and cash flows as at the end of such quarter.

3.4.7. In the event of an occurrence of a Change in Control during the Earnout Period, if Qualified EBITDA for the 12-month period ending the last day of the month immediately preceding the month during which the Change in Control occurs exceeds the Target, the Buyer will pay to the Seller an amount equal to the aggregate of the Annual Earnout Amounts for each of the Earnout Year in which such Change in Control occurs and any subsequent Earnout Year. The amount due hereunder will be paid by the Buyer to the Seller as a condition to the consummation of such Change in Control transaction.

4. REPRESENTATIONS AND WARRANTIES OF THE SELLER. Seller hereby represents and warrants that:

4.1. Organization and Authority. The Seller is duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization. The Seller has full power, authority and capacity to enter into this Agreement and the other Transaction Documents to which the Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

4.2. Authorization and Enforceability. The execution, delivery and performance of this Agreement and the Transaction Documents to which Seller is a party, and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of the Seller. This Agreement and the Transaction Documents to which the Seller is a party have been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the other parties hereto, constitute legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their terms, except as such enforcement may be limited by the application of bankruptcy, moratorium, fraudulent transfer and conveyance and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

4.3. Non-Contravention, etc. Except as set forth in Schedule 4.3, neither the execution and delivery of this Agreement or any of the Transaction Documents to which the Seller is a party, nor the consummation or performance by the Seller of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with, or result in a violation of (x) any provision of the organizational documents applicable to the Seller or (y) any resolution adopted by the board of directors or stockholders of the Seller; (b) contravene, conflict with, or result in a violation of, any Legal Requirement or any Governmental Order to which the Seller or any of the Units may be subject; (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contractual Obligation of the Seller or applicable to the Units; or (d) result in the imposition or creation of any Encumbrance upon or with respect to any of the Units.

No approval, consent, waiver, authorization or other order of, and no declaration, notice, filing, registration, qualification or recording with, any Governmental Authority is required to be obtained or made by or on behalf of the Seller in connection with the execution, delivery or performance of this Agreement or any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except (a) for items which have been obtained or made on or prior to, and are in full force and effect at, the Closing Date, (b) items set forth on Schedule 4.3, or (c) any such approvals, consents, waivers, authorizations or orders required by the Buyer’s participation in the transactions contemplated hereby.

4.4. Title to Units. Seller is the record owner of, and has good and valid title to, the Units free and clear of any Encumbrances, except for Encumbrances under the Senior Credit Facility being released effective as of Closing.

4.5. Voting Trusts, etc. Other than the Senior Credit Facility, the existence of which will not prohibit or interfere with the transaction, there are no voting trusts, shareholder agreements, commitments, undertakings, understandings, proxies or other restrictions to which the Seller is a party which directly or indirectly restrict or limit in any manner, or otherwise relate to, the voting, sale or other disposition of any of the Units.

4.6. Brokers, etc. Other than Robert W. Baird & Co., the fees and expenses of which will be paid by Seller or Parent, no broker, finder, investment bank or similar agent is entitled to any brokerage or finder’s fee from the Seller in connection with the transactions contemplated by this Agreement or any of the Transaction Documents based upon agreements or arrangements made by or on behalf of the Seller.

4.7. Employees. The employees of the Seller set forth on Schedule 4.7 (the “Employees”) may be offered employment by the Buyer. The Employees are not subject to any non-competes or other agreements to which the Seller or any of its Affiliates is a party that would restrict their future employment with the Buyer if offered.

4.8. Tax Matters. Except as set forth on Schedule 4.8:

4.8.1. The Company has (A) timely filed (or there has been timely filed on its behalf) with the appropriate tax authorities all income and other Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete; (B) timely paid in full (or there has been timely paid in full on its behalf) all income and other Taxes reflected on their Tax Returns or otherwise required to have been paid by it; (C) to Seller’s Knowledge, complied in all material respects with all applicable laws, rules and regulations relating to the filing of Tax Returns, the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper tax authorities all amounts required to be so withheld and paid over under applicable laws (assuming that information provided by employees and upon which it relied was accurate), and (D) accrued or made adequate provision (or adequate provision has been made on its behalf) for all Taxes accrued but not yet due or paid. The accruals and reserves for Taxes reflected in the Balance Sheet, and the Financial Statements are adequate in accordance with GAAP to cover all Taxes accrued or accruable through the date thereof.

4.8.2. The Company has made available to Buyer, if requested, correct and complete copies of (A) all Tax Returns filed by the Company within the past four years, (B) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a tax authority within the past five years relating to the federal, state, local or foreign Taxes due from or with respect to the Company, (C) any closing letters or agreements entered into by the Company with any tax authorities within the past five years with respect to Taxes, and (D) any extensions of statutory limitations for the collection or assessment of Taxes granted by Company. To Seller’s Knowledge there are no audits, investigations, examinations, claims or other activities against Company (or Seller with respect to Company) for Taxes pending or threatened; and no notice of any audit, examination, or claim for Taxes, whether pending or threatened, has been received. Within the last four (4) years, no request for information with respect to Taxes has been made of Company (or Seller, with respect to Company) by any Taxing authority.

4.8.3. There are no Liens on any of the Assets of Company relating or attributable to Taxes.

4.8.4. The Company is not treated as a corporation for federal income tax purposes, and has never elected to “check the box” to be so treated.

4.8.5. For purposes of this Agreement (A) “Tax” or “Taxes” will mean (I) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the Internal Revenue Service or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term will include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (II) any liability for the payment of any amounts described in (I) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (III) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in (I) or (II), and (B) “Tax Return” will mean any report, return, document, declaration, election or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration or other information.

5. REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY. The Company hereby represents and warrants the following:

5.1. Organization, Power and Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization and has full limited liability company power and authority, to own its property and to carry on the Business as currently conducted. The Company has heretofore made available to the Buyer a true and complete copy of its certificate of formation and limited liability company agreement each of which is accurate and complete through the date hereof. The Company is duly qualified or licensed to do business as a foreign corporation, and is in good standing as such, in each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, other than where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.

5.2. Non-Contravention, etc. Except as set forth in Schedule 5.2, and except for agreements that will be cancelled at Closing, neither the execution and delivery by the Company of this Agreement nor the consummation or performance by the Company of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time) (a) contravene, conflict with, or result in a violation of (x) any provision of the organizational documents of the Company or (y) any resolution adopted by the board of managers or unitholders of the Company; (b) contravene, conflict with, or result in a violation of, any Legal Requirement or any Governmental Order to which the Company or any of its assets may be subject; (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contractual Obligation of the Company or applicable to any assets of the Company; or (d) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company.

5.3. Capitalization and Subsidiaries.

5.3.1. The Units constitute 100% of the Company’s issued and outstanding limited liability company ownership interest. None of the issued and outstanding Units were issued in violation of the Securities Act of 1933, as amended, or any other Legal Requirement. The issued and outstanding Units are all owned by the Seller.

5.3.2. Except as set forth on Schedule 5.3, and except for Contractual Obligations that are being terminated at Closing, there is no Contractual Obligation pursuant to which the Company has granted any option or warrant or any purchase, subscription, conversion, exchange or other rights to any Person relating to the issuance, sale or transfer of any equity securities or other securities of the Company or which could otherwise cause to become outstanding any such securities. There are no outstanding or authorized unit appreciation, phantom plans, profit participation, or similar rights with respect to the Company that are not being terminated at Closing.

5.3.3. Except as set forth on Schedule 5.3, and except for Contractual Obligations that are being terminated at Closing, there are no voting trusts, shareholder agreements, commitments, undertakings, understandings, proxies or other restrictions or Contractual Obligations to which the Company is a party which directly or indirectly restrict or limit in any manner, or otherwise relate to, the voting, sale or other disposition of any securities of, or equity interests in, the Company. Except for Contractual Obligations that are being terminated at Closing, the Company does not own, or have any Contractual Obligation to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

5.3.4. The Company has no subsidiaries.

5.4. Financial Statements, etc.

5.4.1. Financial Information. Attached hereto as Exhibit 5.4.1 are true and complete copies of each of the following:

5.4.1.1. The unaudited balance sheets of the Company as of December 31, 2010 and 2011, and related statements of operations for the respective fiscal years then ended (the “Year End Financials”).

5.4.1.2. An unaudited financial statement of the Company, consisting of a balance sheet as of July 31, 2012, and the related statement of operations for the seven-month period ended on that date (the “Interim Financials” and, together with the Year End Financials, the “Financial Statements”).

5.4.2. Character of Financial Information. Except as set forth on Schedule 5.4.2, the Financial Statements present fairly in all material respects the financial condition and results of operations of the Company as of the respective dates thereof and for the periods specified therein, subject to the absence of notes and, in the case of the Interim Financials, normal year-end adjustments, the effect of which will not individually or in the aggregate be materially adverse to the Company. The Financial Statements are prepared in accordance with GAAP.

5.5. Books and Records. Accurate copies of the respective books of account, minute books, stock or other equity record books of the Company have been made available to Buyer for inspection.

5.6. Title to Assets; Condition and Sufficiency of Assets. Except as set forth on Schedule 5.6, the Company owns or, in the case of property held under leases or any other Contractual Obligation, holds an enforceable right to use, all the material properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own or use, including all of the properties, rights and assets reflected on the Balance Sheet (collectively, the “Assets”) except for assets and personal property sold, distributed or disposed of since the Balance Sheet Date in the ordinary course of business, and all of the properties and assets purchased or otherwise acquired by the Company since the Balance Sheet Date (except for assets and personal property acquired and sold, distributed or disposed of since such date in the ordinary course of business and consistent with past practice). Except as set forth on Schedule 5.6 and as provided in Section 5.11, all of the Assets are free and clear of any and all Encumbrances except Permitted Encumbrances. The tangible Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

5.7. Accounts Receivable. All accounts receivable of the Company that are reflected in the Balance Sheet or on the accounting records of the Company as of the close of business on the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations that arose in the ordinary course of business. To the Company’s Knowledge, except as set forth on Schedule 5.7, there is no contest, claim, or right of set-off under any contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

5.8. No Undisclosed Liabilities. To the Company’s Knowledge, the Company has no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), except for (a) liabilities shown on the Balance Sheet, (b) liabilities which have been incurred in the ordinary course of business since the Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, environmental or safety matter, or violation of law), and (c) liabilities and obligations that would not be required to be disclosed in accordance with GAAP.

5.9. Licenses, Permits, Compliance with Laws, etc. The Company holds, and has timely applied for renewal of, all material Governmental Authorizations necessary for the conduct of the Business as currently conducted. The operations of the Business as heretofore or currently conducted were not and are not in material violation of, nor is the Company in material default or violation under, any Legal Requirement.

5.10. Real Property.

5.10.1. Schedule 5.10 sets forth a list of all the real property owned by the Company (the “Owned Real Property”). The Company has good and marketable title to all Owned Real Property, subject to Permitted Encumbrances.

5.10.2. With respect to the Owned Real Property: (i) to the Knowledge of the Company, the Company has heretofore delivered (or caused to be delivered) to Buyer true, correct and complete copies of all deeds, the most recent title insurance policies, the most recent surveys, agreements, documents and instruments (recorded or unrecorded) affecting title to the Owned Real Property in their possession (collectively “Title Documents”); (ii) to the Knowledge of the Company there are no present violations by the Company of any of the Title Documents, or any event which, with the giving of notice or lapse of time or both would constitute a material breach or event of default or violation by the Company under any term, covenant or condition of any Title Documents. No part of the Owned Real Property has been destroyed or damaged by fire or other casualty. To the Company’s Knowledge, except as set forth on Schedule 5.10.2, there are no cisterns, wells or underground storage tanks on the Owned Real Property and underground storage tanks have not been removed from the Owned Real Property by the Company. Neither the Seller nor the Company have entered into any outstanding contracts for construction on the Owned Real Property, or any portion thereof. No work has been performed or is in progress by the Company on the Owned Real Property, or any portion thereof, and no materials have been furnished to the Owned Real Property or any portion thereof which might give rise to mechanic’s, materialman’s or other Liens against the Owned Real Property or any portion thereof.

5.10.3. Schedule 5.10 lists all written contracts for the lease or sublease of real property by the Company currently in effect (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the “Leases”). The Company has made available to the Buyer true, correct and complete copies of the Leases.

5.10.4. Each Lease is in full force and effect and, to the Company’s Knowledge, each Lease is enforceable against each other party thereto, except as such enforceability may be limited by application of bankruptcy, moratorium, fraudulent transfer and conveyance and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

5.10.5. Neither the Company nor, to the Company’s Knowledge, any other party to the Leases is in breach or default in any material respect, and, to the Company’s Knowledge, no event has occurred (including the failure to obtain any consent) which, with notice or lapse of time or both, would constitute a material breach or default or permit termination, modification, or acceleration thereunder or impair in any material respect any right of the Company to exercise and obtain the benefit of any options contained in such Lease.

5.10.6. The Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any real property held under any Lease or any portion thereof.

5.10.7. As of the Closing Date, the Company has not collaterally assigned or granted any other security interest in any Lease or any interest therein except where Buyer has been informed.

5.11. Litigation, etc. Except as set forth on Schedule 5.11, there is no Action pending (i) by or against the Company that relates to or may affect the Business or any property or assets owned or used by the Company or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or any Transaction Documents. To the Knowledge of the Company, no such Action has been threatened. As of the date hereof, except as set forth on Schedule 5.11, the Company is not subject to any Governmental Order specific to the Company, excluding all FERC orders, any Governmental Order generally applicable to an entity owning or operating a natural gas pipeline and any immaterial state and local Governmental Order.

5.12. Intellectual Property Rights.

5.12.1. Licensed Intangibles. Other than commercially available computer software programs that are licensed under “shrink wrap” or other comparable standard form licenses, the Company does not license intangible assets.

5.12.2. The operation of the Business has not, does not and, to the extent conducted consistent with past practices, will not infringe any material intellectual property right of any third party. To the Company’s Knowledge, the Company has not created any advertising or marketing or other materials that include a trademark of a third party or that are either a reproduction or derivative work of a copyright of a third party without the express and written right of such third party to do so, which writings have been maintained by the Company.

5.13. Contracts, etc. Except for Contractual Obligations that are being terminated at Closing, set forth on Schedule 5.13 hereto is a true and complete list of all of the following Contractual Obligations of the Company as of the date hereof (collectively, the “Contracts”):

5.13.1. all Contractual Obligations involving employment or consulting agreements including each profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;

5.13.2. all Contractual Obligations to sell or otherwise dispose of any assets having an aggregate fair market value in excess of $150,000 other than in the ordinary course of business;

5.13.3. other than purchase of inventory in the ordinary course of business, all Contractual Obligations under which the Company is or may become obligated to pay any amount in respect of deferred or conditional purchase price (other than ordinary trade terms), indemnification obligations, purchase price adjustment or otherwise in connection with any (i) acquisition or disposition of all or substantially all of the assets or securities constituting a line of business of any Person, (ii) merger, consolidation or other business combination, or (iii) series or group of related transactions or events of a type specified in subclauses (i) and (ii);

5.13.4. all Contractual Obligations under which the Company is prohibited or restricted from competing (i) in any business, (ii) in any geographic area and/or (iii) for any current or potential customers anywhere in the world;

5.13.5. each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contractual Obligation relating to the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any material real or personal property;

5.13.6. each agreement concerning a joint venture or partnership, and each Contractual Obligation involving a sharing of benefit plans, profits, losses, costs, or liabilities by the Company with any other Person;

5.13.7. each Contractual Obligation providing for payments exceeding $150,000 to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

5.13.8. each warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company other than in the ordinary course of business;

5.13.9. all Contractual Obligations under which any Company has advanced or loaned any other Person amounts in the aggregate exceeding $10,000, other than deposits with vendors and extensions of credit to customers in the ordinary course of business; and

5.13.10. all Contractual Obligations under which the consequences of a default or termination could have a Material Adverse Effect.

The Company has heretofore made available to the Buyer a true and complete copy of each of the Contracts. Except as set forth on Schedule 5.13, no material breach or default by the Company under any Contractual Obligation has occurred and is continuing, and to the Company’s Knowledge, no event has occurred which with or without notice or lapse of time would contravene, conflict with, or result in a material violation or breach of, or give the Company or other Person the right to declare a material default or exercise any material remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Contractual Obligation. To the Knowledge of the Company, except as set forth on Schedule 5.13 hereto, no material breach or default by any other Person under any Contract has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default. To the Company’s Knowledge, no party has repudiated any provision of any Contract.

5.14. Change in Condition. From and after March 31, 2012 to and including the date hereof, the Company has conducted the Business only in the ordinary course of business and, except as set forth on Schedule 5.14, there has not been any material damage, destruction or loss to any material portion of the Company’s assets.

5.15. Insurance. Set forth on Schedule 5.15 is a list of all liability (including, but not limited to, public liability, directors and officers, errors and omissions and automobile liability), workers’ compensation, property, casualty and other policies by which the Company has been insured since January 1, 2010 (the “Insurance Policies”), copies of which have been made available to the Buyer. Such list includes the type of policy, form of coverage, policy number and insurer, coverage dates, named insured, limit of liability and deductible. All premiums for such policies have been timely paid. The Insurance Policies listed as being in effect are in full force and effect and there has been no actual or to the Company’s Knowledge threatened termination of any such policy. The Insurance Policies are valid, binding and enforceable. To the Company’s Knowledge, the Company is not in default in any material respect under any such policy and no event has occurred which with notice or lapse of time, or both, would permit termination, rescission or material modification of any such policy.

5.16. Employee Benefit Plans. The Company does not maintain any employee plans. Neither the Company nor any ERISA Affiliate has, at any time after January 1, 2006, maintained or been required to contribute to (i) any employee plan subject to Title IV of ERISA or Section 412 of the Code; or (ii) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA.

5.17. Environmental Matters. Except as set forth on Schedule 5.17, to the Company’s Knowledge:

5.17.1. the Company is in material compliance with Environmental Laws and has not received any written communication relating to any actual or potential violation of Environmental Law or any actual or threatened liability under Environmental Law;

5.17.2. the Company holds, or has timely applied for renewal of, all permits, licenses, approvals and other Governmental Authorizations that are required under applicable Environmental Laws for the conduct of the Business;

5.17.3. there is no Action or claim pending or threatened against the Company relating to: (i) any Legal Requirement, obligation or liability of the Company under any Environmental Law or, (ii) the Release or threatened Release of any Hazardous Material on, at, to, or from any Assets, site or property presently or formerly owned, leased, operated or otherwise used or operated by the Company;

5.17.4. there have been no Releases of Hazardous Materials by the Company on, upon, into, to or from any Assets, site or property currently or previously owned, leased, operated, or otherwise used by the Company that would reasonably be expected give rise to material liability or obligation;

5.17.5. there have been no Hazardous Materials generated or transported by the Company that have been disposed of by the Company at any site or property that has been included in any published federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority including without limitation the National Priorities List;

5.17.6. the Company has not been identified by the U.S. Environmental Protection Agency, or any similar state authority, as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) or any similar or analogous state law, nor has the Company received any request for information under the authority of CERCLA or any similar or analogous state law; and

5.17.7. there are no asbestos containing materials present on, no PCBs or PCB-containing equipment used or stored on, and no Hazardous Materials present, used, or stored on, any Assets, property or site owned, leased, operated or otherwise used by the Company, which are not in material compliance with Environmental Laws.

5.18. Customers. Schedule 5.18 lists the names and revenue amounts of all customers or clients of the Company in each of the fiscal years ended 2010 and 2011 in which the Company recorded sales to, or revenues from, such customers or clients in excess of

$500,000. Except as set forth on Schedule 5.18, since the Balance Sheet Date no significant customer (or group of customers which in the aggregate is significant) of the Business has given the Company notice or that such customer (or group of customers) will cease to purchase any products or services or otherwise materially change its business relationship with the Company.

5.19. Brokers, etc. No financial advisor, finder agent or similar intermediary has acted on behalf of the Company in connection with this Agreement or any Transaction Documents or the transactions contemplated hereby and thereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable by the Company in connection therewith based on any agreement, arrangement or understanding with the Company or on any action taken by the Company.

5.20. Transactions With Affiliates. To the Company’s Knowledge, no director, officer or employee of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company except for claims or amounts owing in the ordinary course of business. On or prior to the Closing Date, all intercompany accounts, leases and other agreements between the Company, on the one hand, and Seller or its Affiliates (other than the Company), on the other hand, have been canceled, paid or otherwise settled. Subject to Section 3.3.2, no adjustment shall be made to the Purchase Price as a result of any such cancellation, payment or settlement.

5.21. Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company.

5.22. Right-of-Way Agreements. Schedule 5.22 sets forth a list of all right-of-way agreements. The Company has made available to Buyer true and correct copies of the right-of-way agreements, and any amendments thereto. Except as disclosed on Schedule 5.22, each such right-of-way agreement is (i) in effect and has not been amended or otherwise modified, and (ii) is binding upon and enforceable against the Company and, to the Company’s Knowledge, all parties thereto in accordance with its terms and there is no material default thereunder and, to the Knowledge of the Company, no other party thereto has issued or threatened to issue a notice of termination or cancellation. No consent is required for the rights and obligations under the right-of-way agreements as a result of the sale of the Units to the Buyer. Except as expressly set forth in Schedule 5.22, the Seller has not received written notice from any third party and does not have Knowledge of any material deficiency in any rights-of-way or other easements with respect to the entire route of all pipelines owned and used or held for use with respect to the Business. The Company has not sold or assigned any such rights-of-way and/or easements, in whole or in part, or any undivided interest therein, to any party whatsoever.

5.23. Pipeline. As of the date hereof, all pipeline owned and actively used by the Company in the Business is in good operating condition and is being maintained in accordance with industry standards and in material compliance with all governmental requirements. The physical pipeline segments, the storage tanks, the process control equipment, and other pipeline related assets owned by the Company include all of the physical pipeline segments and equipment, storage tanks and process control equipment used by the Company in the operation of the Business and are all of the assets required to continue to run the Business as it is presently conducted.

5.24. Representations of Seller and Company Refer to the Business. Except as expressly set forth herein, all representations and warranties of the Seller and the Company herein relate only to the Company and the Business (excluding the Lateral (as defined below)) and not to any other business or assets of the Seller or its Affiliates. The representations and warranties herein (other than the waivers and disclaimers in this Section 5.24 and Section 5.25) shall not relate to Lateral in any respect.

5.25. Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS AND AGREEMENTS MADE BY THE SELLER AND THE COMPANY IN THIS AGREEMENT, THE SELLER OR THE COMPANY HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT, REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THE ASSETS OF THE COMPANY INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, GEOLOGY OR ENVIRONMENTAL CONDITION OF THE ASSETS OF THE COMPANY GENERALLY, INCLUDING THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON, IN OR UNDER THE ASSETS OF COMPANY, (B) THE INCOME TO BE DERIVED FROM THE ASSETS OF THE COMPANY, (C) THE SUITABILITY OF THE ASSETS OF THE COMPANY FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREWITH, (D) THE COMPLIANCE OF OR BY THE COMPANY OR ITS OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE ASSETS OF THE COMPANY. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, NEITHER THE COMPANY, SELLER NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO SELLER, THE COMPANY, THE BUSINESS OR THE ASSETS OF THE COMPANY. THE PROVISIONS OF THIS SECTION 5.25 HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO SELLER, THE COMPANY, THE BUSINESS OR THE ASSETS OF THE COMPANY THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

6. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants that:

6.1. Corporate Matters, etc.

6.1.1. Organization, Power and Standing of the Buyer. The Buyer is a limited liability company validly existing and in good standing under the laws of the jurisdiction of its organization. The Buyer has full power, authority and capacity to enter into this Agreement and the other Transaction Documents to which the Buyer is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

6.1.2. Authorization and Enforceability. The execution, delivery and performance of this Agreement and the Transaction Documents to which Buyer is a party, and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of the Buyer. This Agreement and the Transaction Documents to which the Buyer is a party have been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the other parties hereto, constitute legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, except as such enforcement may be limited by the application of bankruptcy, moratorium, fraudulent transfer and conveyance and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

6.1.3. Non-Contravention, etc. Neither the execution and delivery of this Agreement or any of the Transaction Documents to which the Buyer is a party, nor the consummation or performance by the Buyer of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with, or result in a violation of (x) any provision of the organizational documents applicable to the Buyer or (y) any resolution adopted by the board of managers or unitholder of the Buyer; (b) contravene, conflict with, or result in a violation of, any Legal Requirement or any Governmental Order to which the Buyer may be subject; (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contractual Obligation of the Buyer.

6.2. Litigation. There is no Action pending that challenges or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or any Transaction Documents. To the Buyer’s Knowledge, (i) no such Action has been threatened, and (ii) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Action.

6.3. Brokers, etc. No financial advisor, finder agent or similar intermediary has acted on behalf of the Buyer in connection with this Agreement or any Transaction Documents or the transactions contemplated hereby and thereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable by Buyer in connection therewith based on any agreement, arrangement or understanding with the Buyer or on any action taken by the Buyer.

6.4. Investigation by Buyer; No Reliance; Seller’s Liability.

6.4.1. Buyer has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and the Business and acknowledges that Buyer has been provided access to the personnel, properties, premises and records of the Company for such purpose. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the specific representations and warranties of the Seller and the Company set forth in Sections 4 and 5 of this Agreement, and Buyer:

6.4.1.1. acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Seller, the Company or any of their Affiliates or by any of their respective directors, officers, shareholders, members, managers, employees, Affiliates, controlling persons, agents, advisors or representatives that are not expressly set forth in Sections 4 and 5 of this Agreement, whether or not any such representations, warranties or statements were made in writing or orally;

6.4.1.2. acknowledges and agrees that none of the Seller, the Company, any of their Affiliates or any of their respective directors, officers, shareholders, members, managers, employees, Affiliates, controlling persons, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its directors, officers, employees, Affiliates, controlling persons, agents or representatives, including any information, document, or material provided or made available, or statements made, to Buyer (including its directors, officers, employees, Affiliates, controlling persons, advisors, agents or representatives) in “data rooms,” management presentations or supplemental due diligence information made available to Buyer (including its directors, officers, employees, Affiliates, controlling persons, advisors, agents or representatives) in connection with discussions or access to management of the Business or in any other form in expectation of the transactions contemplated by this Agreement (collectively, “Due Diligence Information”);

6.4.1.3. acknowledges and agrees that (i) the Due Diligence Information includes certain projections, estimates and other forecasts, and certain business plan information, (ii) there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans and the Buyer is familiar with such uncertainties, and (iii) the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, estimates and other forecasts and plans so furnished to it and any use of or reliance by the Buyer on such projections, estimates and other forecasts and plans shall be at its sole risk; and

6.4.1.4. agrees, to the fullest extent permitted by law, that none of the Seller, the Company or any of their Affiliates or any of their respective directors, officers, shareholders, employees, Affiliates, controlling persons, agents, advisors or representatives shall have any liability or responsibility whatsoever to Buyer or its directors, officers, shareholders, employees, Affiliates, controlling persons, agents, advisors or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) resulting from the distribution to the Buyer, or the Buyer’s use of, any Due Diligence Information, except that the foregoing limitations shall not apply to the extent the Seller or the Company makes the specific representations and warranties set forth in Sections 4 and 5 of this Agreement, or the Seller or the Company commits fraud, but always subject to the limitations and restrictions contained in this Agreement.

7. CERTAIN AGREEMENTS OF THE PARTIES.

7.1. Payment of Transfer Taxes and Other Charges. Buyer and Seller do not anticipate that any tax will be due and payable based on the transactions involving the Units. In the event, however, that any such taxes are due and payable, the Seller, on the one hand, and the Buyer, on the other hand, will split (50% each) responsibility for, and each will pay 50% of all stock transfer taxes, real property transfer taxes, sales taxes, documentary stamp taxes, recording charges and other similar Taxes (in each case other than any charges or fees for recording mortgages and other similar mortgage Taxes, which shall be paid by the Buyer), if any, arising in connection with the transactions involving the Units. For the avoidance of doubt, this Section 7.1 shall not apply to any Taxes arising from the provision of goods or services under the Transition Services Agreement. Each of the parties hereto will prepare and file, and will fully cooperate with each other party with respect to the preparation and filing of, any Tax Returns and other filings relating to any such Taxes or charges as may be required.

7.2. Further Assurances. Each party, upon the request from time to time of any other party hereto after the Closing, and at the expense of the requesting party but without further consideration will take such actions as may be necessary or reasonably requested to consummate the transactions contemplated hereby in an orderly fashion.

7.3. Tax Matters.

7.3.1. Liability for Taxes. Seller will be liable to the Company for amounts in excess of the amounts accrued on or reserved for in the Balance Sheet that are (i) attributable to Taxes due with respect to Tax Returns that are required to be filed by the Company for any taxable period, or portion thereof, ending on or before the day before the Closing Date (“Pre-Closing Date Period”), or (ii) attributable to claims, losses, liabilities, obligations, damages, impositions, assessments, demands, judgments, settlements, costs and expenses with respect to such Taxes. Buyer will be liable for Taxes of the Company with respect to any and all periods, or portions thereof, beginning after the Closing Date (“Post-Closing Date Periods”) and for any and all claims, losses, liabilities, obligations, damages, impositions, assessments, demands, judgments, settlements, costs and expenses with respect to such Taxes. Any and all transactions or events contemplated by this Agreement that occur at or prior to the Closing Date will be deemed to have occurred in the Pre-Closing Date Period.

7.3.2. Allocation of Liability for Taxes. In the case of any Taxes that are attributable to a taxable period which begins before the Closing Date and ends after the Closing Date, the amount of Taxes attributable to the Pre-Closing Date Period will be determined as follows:

7.3.2.1. In the case of franchise or similar Taxes imposed on the Company based on capital (including net worth or long-term debt) or number of units authorized, issued or outstanding, the portion attributable to the Pre-Closing Date Period will be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Date Period and the denominator of which is the number of days in the entire taxable period; provided, however, the amount of tax attributable to the Pre-Closing Date Period will not exceed the amount of Tax the Company would owe on an interim closing of the books method as if its taxable period ended immediately prior to the day before the Closing Date; and

7.3.2.2. In the case of all other Taxes, the portion attributable to the Pre-Closing Date Period will be determined on the basis of an interim closing of the books of the Company as of the day before the Closing Date, and the determination of the hypothetical Tax for such Pre-Closing Date Period will be determined on the basis of such interim closing of the books, without annualization. The hypothetical Tax for any period will in no case be less than zero ($0). Taxes attributable to Pre-Closing Date Period will be determined under the same method of accounting used by the Company during that period.

7.3.3. Administration of Tax Matters. The Company will prepare and timely file, or cause to be timely filed, for the Company, with reasonable assistance and approval of the Seller, Tax Returns that are required by law to be filed for the taxable period ended, or any portion thereof, on or before the Closing Date including, but not limited to, federal income tax returns. Such Tax Returns will be prepared and filed in a manner consistent with past practices. The Company will, at least 30 days prior to filing such Tax Return(s), provide a copy of such Tax Return(s) to both Buyer and Seller. Buyer and Seller will, within 10 days of receiving such Tax Return(s), advise the other party and the Company regarding any matters in such Tax Return(s) that it considers detrimental, and with which it disagrees. In such case, Seller and Buyer will reasonably cooperate with each other to reach a timely and mutually satisfactory solution to the disputed matters. Seller will provide to Buyer a copy of all such Tax Return(s) together with the work papers and schedules utilized in their preparation. Buyer, the Company and Seller will cooperate fully, as and to the extent reasonably requested, in connection with the filing of Tax Return(s) and any audit, litigation or other proceeding with respect to Taxes and Tax Return(s) (which Seller will control and remain responsible for with respect to the Pre-Closing Date Period, and Buyer will control and remain responsible for with respect to the Post-Closing Date Period). Such cooperation will include the retention, and (upon the other party’s request) the provision, of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer agrees to retain or cause the Company to retain all books and records, with respect to tax matters pertinent to the Company relating to any Pre-Closing Date Periods, until the expiration of any applicable statute of limitations or extensions thereof.

7.3.4. Tax Refunds. Any amount refunded to the Company for Taxes relating to the Pre-Closing Date Periods will be the property of Seller, and the Buyer will promptly deliver such amounts received by it to Seller.

7.3.5. Amended Tax Returns and Refund Claims. Seller may not file any amended Tax Returns or refund claims of the Company in respect of any taxable period of the Company ending on or prior to the Closing Date without the prior written consent of Buyer, which will not be unreasonably withheld. Buyer will not, and will cause the Company to not (and will not permit or cause the Company to) amend any Tax Return of the Company in respect of any taxable period of the Company ending on or prior to the day before the Closing Date without the prior written consent of Seller, which will not be unreasonably withheld. Except to the extent required by applicable laws, Buyer shall not take any action (including the amendment of any Tax Return) on or after the Closing Date which would increase the Seller’s liability for Taxes (including any liability of Seller to indemnify Buyer for Taxes under this Agreement). The Company will (and Buyer will cause the Company to) indemnify Seller for any Tax liability Seller incurs as a result of any such action or any such amendment filed by the Company or Buyer; provided, however, that the Company will not be required to indemnify Seller (and Buyer will not be required to cause the Company to indemnify Seller) for any liability Seller incurs as a result of any action resulting from, or amendment filed in connection with, any audit of a Tax Return.

7.3.6. Allocation of Purchase Price. Buyer shall prepare and deliver to Seller, within sixty (60) days of the final determination of the Closing Working Capital Amount, a proposed allocation of the purchase price consideration for the Company assets deemed to have been sold by Seller to the Buyer (the “Proposed Allocation”) for income Tax purposes. Within thirty (30) days of Buyer’s delivery of the Proposed Allocation, Seller may deliver written notice (a “Protest Notice”) to Buyer of any objections, specifying any contested items and the basis therefor, which Seller may have to the Proposed Allocation. The failure of Seller to deliver such Protest Notice within the prescribed time period will constitute Seller’s acceptance of the Proposed Allocation. Upon receipt of the Proposed Allocation, the parties and their accountants will be given reasonable access to the Company’s relevant books and records, workpapers and personnel for the purpose of verifying such allocation. If Buyer and Seller are unable to resolve any disagreement with respect to the Proposed Allocation within fifteen (15) days following Buyer’s receipt of the Protest Notice, then the items in dispute shall be referred to the Arbitrating Accountant for final determination within forty-five (45) calendar days, at the parties’ mutual 50-50 expense. Once the allocation has been finally determined in accordance with this Section (as so determined and as may be adjusted pursuant to the preceding sentence, the “Final Allocation”), it shall be binding on Buyer, Seller and the Company.

7.3.7. Consistent Reporting. After the Closing Date, Buyer, Seller, and their owners and Affiliates will make consistent use of the Final Allocation in the preparation and filing of their income tax returns for the year including the Closing Date and any reports required to be filed pursuant to Section 1060 of the Code. Each of the Buyer and Seller shall complete and file IRS Form 8594 (and any similar form required by state, local or foreign law) on a basis consistent with the Final Allocation. Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, the Buyer and Sellers shall each deliver to the other party a copy of its Form 8594.

7.4. Maintenance of Records. Buyer agrees to maintain the files and records with respect to the Company, its assets and the Business for seven years after the Closing. Buyer shall and shall cause the Company to (i) give Seller and its authorized representatives reasonable access to all books, records, personnel, accountants, offices and other facilities and properties of the Company or otherwise relating to the Business, (ii) permit Seller to make such copies and inspections thereof as Seller may reasonably request, and (iii) cause Buyer’s and the Company’s officers, as applicable, to furnish Seller with such financial and operating data and other information with respect to the Business for periods prior to the Closing as Seller may from time to time reasonably request, in each case (a) to comply with reporting, disclosure, filing or other requirements imposed on Seller or any of its Affiliates (including under applicable securities laws) by a governmental or regulatory authority having jurisdiction over Seller or any of its Affiliates, (b) for use in any proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, subpoena or other similar requirements or (c) to comply with the obligations of Seller or any of its Affiliates under this Agreement (including Section 3.3.2).

7.5. Insurance. Buyer acknowledges that (a) any insurance policies held by or for the benefit of the Company or covering the assets of Company or the Business and in effect prior to the Closing are terminating as of the Closing and (b) upon and after the Closing, Buyer will be responsible for obtaining any insurance policies for the benefit of or covering the Company.

7.6. No Ongoing or Transition Services. Except for the Transition Services Agreement to be entered into on the Closing Date by the Buyer and the Seller in substantially the form attached hereto as Exhibit 7.6 (the “Transition Services Agreement”), at the Closing, all data processing, accounting, insurance, banking, personnel, legal, communications and other products and services provided to the Company by Seller or any of its other Affiliates, including any agreements or understandings (written or oral) with respect thereto, will terminate.

7.7. Intellectual Property. It is expressly agreed that Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in the name “PostRock Energy,” “PostRock” or any derivative of either of them (collectively, the “Seller Names”), or any trade names, trademarks, identifying logos or service marks related thereto or employing the words “PostRock Energy,” “PostRock” or any part or variation of any of the foregoing or any confusingly similar trade names, trademarks, logos or service marks (collectively, including the Seller Names, the “Seller Trademarks and Logos”), and any right, title or interest the Company may have in the Seller Trademarks and Logos shall terminate as of the Closing. Neither Buyer nor any of its Affiliates shall make any use of the Seller Trademarks and Logos from and after 30 days following the Closing, including through the use of stationery, letterhead or e-mail. Buyer shall, at its own cost and within 30 days from the Closing Date, (i) remove from the properties and assets of the Company, or paint over, any and all of the Seller Trademarks and Logos and (ii) change the legal and trade names of the Company such that they do not include the Seller Names.

7.8. Buyer’s Option to Hire Employees. The Buyer shall have the option, but not the obligation, to offer employment to the Employees, and the Seller shall not knowingly take any action with the intended effect of discouraging those Employees to accept employment with the Buyer. Any such offers of employment shall be made by the Buyer no later than the Closing Date and each such Employee shall have until the Business Day following Closing to accept the offer. Prior to the 91st day following the Closing Date, the Buyer shall not, and shall cause the Company not to, without fully complying with the notice and other requirements of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law, effectuate (i) a “plant closing” (as defined in the WARN Act) affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Buyer or the Company or (ii) a “mass layoff” (as defined in the WARN Act) affecting a single site of employment of the Buyer or the Company. If the Buyer takes any action within 180 days after the Closing Date that independently, or in connection with any reduction in the size of the Buyer’s or the Company’s work force occurring within the 90-day period prior to the Closing Date, could be construed as a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, the Buyer shall be solely responsible for providing any notice required by the WARN Act and for making payments, if any, and paying all penalties and costs, if any, which may result from any failure to provide such notice.

7.9. El Dorado East/West Lateral. Prior to the Closing, by instrument in substantially the form attached hereto as Exhibit 7.9, Seller has transferred or caused to be transferred to the Company the El Dorado East/West Lateral as more fully described on Schedule 7.9 (the “Lateral”). No additional consideration is being paid by the Buyer for this transfer.

7.10. Lyons Facility. The Company has transferred ownership of the Lyons Facility to an Affiliate of Seller by Quit Claim Deed dated September 10, 2012, a copy of which is attached hereto as Exhibit 7.10.1 (the “Lyons Deed”). Within three Business Days following the Closing Date, the Buyer shall deposit an amount equal to $500,000 (the “Escrow Funds”) with the Escrow Agent to be held in escrow pursuant to this Section 7.10 and the terms of the Escrow Agreement to be entered into on the date of such deposit by the Buyer, the Seller and the Escrow Agent in substantially the form attached hereto as Exhibit 7.10.2, with such changes as shall be reasonably requested by the Escrow Agent (the “Escrow Agreement”). Seller has begun, and in consideration of, and effective upon deposit of, the Escrow Funds agrees to complete, an Acceptable Cleanup of the Lyons Facility within six months from the Closing (the “Cleanup Deadline”); provided, however, that if as of the Cleanup Deadline Seller is actively engaged in remediation of Hazardous Waste found at the Lyons Facility, then the Cleanup Deadline shall be extended for a period of time reasonably necessary to complete such remediation. In that event, upon determining that an extension will be required, Seller will promptly thereafter advise Buyer of the facts giving rise to the need for extension. Upon timely completion of said cleanup, Seller will deliver to Buyer a letter certifying that Seller has completed the Acceptable Cleanup of the Lyons Facility in conformance with this Agreement. Seller will contemporaneously deliver to Buyer a report issued and signed by iSi Environmental headquartered in Wichita, Kansas, identifying any Hazardous Waste discovered in connection with the cleanup and certifying that such waste was remediated in accordance with applicable Environmental Laws. Any remediation of Hazardous Waste shall be approved by the Kansas Department of Health and Environment. Upon Buyer’s receipt of the aforementioned letter and report, Buyer and Seller shall immediately deliver to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Escrow Funds to Seller. In the event that Seller fails to effect an Acceptable Cleanup by the Cleanup Deadline or any extension thereof, then Buyer and Seller shall immediately deliver to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Escrow Funds to Buyer.

8. CLOSING DELIVERIES BY THE SELLER. At the Closing, the Seller is delivering or causing to be delivered to the Buyer:

8.1. payoff letters or other evidence satisfactory to the Buyer that all Encumbrances under the Senior Credit Facility have been removed or will be removed after Closing;

8.2. the Transition Services Agreement executed by the Seller;

8.3. a non-foreign affidavit from Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Treasury Regulations Section 1.1445-2(b) stating that the Seller is not a “Foreign Person” as defined in Treasury Regulations Section 1.1445-2(b);

8.4. a certificate of the Seller, dated as of the Closing Date and signed by the Secretary or an Assistant Secretary of the Seller, certifying as to (A) the completeness and correctness of attached copies of the organizational documents of the Company (including amendments thereto), (B) resolutions of the sole stockholder or member, as the case may be, of the Seller and the Company approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (C) the incumbency and signatures of the officer(s) and/or member(s), as applicable, of the Seller and the Company executing this Agreement and any other certificate or document delivered in connection herewith; and

8.5. certificates of existence and good standing of both the Seller and the Company from the jurisdiction of its organization and for the Company each jurisdiction in which it has qualified to do business as a foreign corporation, certified by the appropriate authorities of the Governmental Authority issuing such certificates.

9. CLOSING DELIVERIES BY THE BUYER. At the Closing, the Buyer is delivering or causing to be delivered to the Seller:

9.1. the Initial Purchase Price as specified in Section 3.1;

9.2. a certificate of the Buyer, dated as of the Closing Date and signed by the Manager or Secretary or an Assistant Secretary, as applicable, of the Buyer, certifying as to (A) resolutions of the Buyer approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (B) the incumbency and signatures of the officer(s) and/or member(s), as applicable, of the Buyer executing this Agreement and any other certificate or document delivered in connection herewith; and

9.3. the Transition Services Agreement executed by the Buyer.

10. INDEMNIFICATION.

10.1. Buyer’s Indemnification. Subject to the limitations set forth in this Section 10, from and after the Closing, the Buyer will indemnify, defend and hold harmless Seller and Seller’s respective Affiliates (excluding the Company), and the representatives and Affiliates of each of the foregoing Persons (collectively, the “Seller Indemnitees”), from, against and in respect of Losses incurred as a result of any of the following:

10.1.1. any breach or default in performance by the Buyer of any covenant or agreement of the Buyer contained in this Agreement;

10.1.2. any breach of any representation or warranty made by the Buyer in this Agreement or in any certificate or document delivered by Buyer pursuant to this Agreement in connection with such representation or warranty; or

10.1.3. any Taxes for which the Buyer is liable under this Agreement.

10.2. Seller’s Indemnification. Subject to the limitations set forth in this Section 10, from and after the Closing Seller and the Parent, jointly and severally, will indemnify, defend and hold harmless the Buyer and each of its Affiliates (including, following the Closing, the Company), and the representatives and Affiliates of each of the foregoing Persons (collectively, the “Buyer Indemnitees”), from, against and in respect of Losses incurred as a result of any of the following:

10.2.1. any breach or default in performance by the Seller of any covenant or agreement of the Seller contained in this Agreement;

10.2.2. any breach of any representation or warranty made by the Company or the Seller in this Agreement or in any certificate or document delivered by the Company pursuant to this Agreement in connection with such representation or warranty; and

10.2.3. any Taxes for which the Seller is liable under this Agreement.

Notwithstanding anything to the contrary in this Agreement and in partial consideration for the Deductible described in Section 10.3, for the purposes of the indemnification provisions in this Section 10.2, the determination of the amount of any Losses with respect to any breach of any representation or warranty will be made without giving effect to any “Material Adverse Effect” qualification or any materiality qualification contained in the representations and warranties contained herein.

10.3. Monetary Limitations. Notwithstanding any other provision of this Agreement to the contrary, Seller will have no obligation to indemnify any Buyer Indemnitees pursuant to Section 10 (other than with respect to any breach of any of the Fundamental Representations) until the aggregate of all Losses incurred or sustained by Buyer Indemnitees exceeds $500,000 (the “Deductible”), at which point the Seller will be liable for the amount of all Losses in excess of the Deductible. In no event shall the Seller’s aggregate liability to Buyer Indemnitees pursuant to Section 10 exceed an amount equal to $5,000,000 (other than with respect to any breach of any of the Fundamental Representations). Notwithstanding anything herein to the contrary, the obligations of the Seller for any and all Losses incurred by the Buyer Indemnitees (including Losses incurred in connection with a breach of any Fundamental Representation) shall not in aggregate exceed the Initial Purchase Price.

10.4. Time Limitations. No claim for indemnification for any breach of any of the representations or warranties in this Agreement pursuant to this Section 10 will be valid unless notice thereof is delivered to the relevant indemnifying parties at any time prior to the 18-month anniversary of the Closing Date.

10.5. Direct Indemnification Payment Obligations. Promptly after receipt by any Person that has rights of indemnification under this Agreement (each an “Indemnified Party”) of notice of any event triggering an indemnification obligation under this Section 10, such Indemnified Party will give the indemnifying party (“Indemnifying Party”) written notice of such event, providing reasonable detail regarding the nature and dollar amount of such claim under this Section 10 (a “Claim Notice”). If the Indemnifying Party gives written notice that it disputes its indemnity obligations (a “Counter Notice”) within 30 days following receipt of the Claim Notice (the “Counter Notice Deadline”), the parties will attempt in good faith to agree on the resolution of the disputed amount. The Indemnifying Party will pay to Indemnified Party all non-disputed amounts within five Business Days following the Counter Notice Deadline (“Non-Disputed Loss”). If the Indemnifying Party does not give a Counter Notice on or before the

Counter Notice Deadline, then the dollar amount of the indemnification obligation set forth in the Claim Notice will be deemed established for purposes of this Agreement (“Undisputed Loss” and each of a Non-Disputed Loss or an Undisputed Loss, an “Established Loss”) and such amount is due and payable in cash by the Indemnifying Party to the Indemnified Party within five Business Days following the Counter Notice Deadline.

10.6. Third Party Claims. If an Indemnified Party is subject to a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall provide notice to the Indemnifying Party as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Third Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it elects, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Should an Indemnifying Party elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall cooperate in the defense of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall not enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment (i) that does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such action, suit or proceeding or (ii) for other than monetary damages to be borne by the Indemnifying Party, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned.

10.7. Exclusive Remedy. Each party acknowledges and agrees that, from and after the Closing (except in the case of fraud and for disputes under Section 3.3.2, which disputes will be resolved in accordance with the dispute mechanism set forth in Section 3.3.2), its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Section 10. In furtherance of the foregoing and except for indemnification pursuant to this Section 10 and the rights granted in this Agreement, each Indemnified Party hereby waives, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action (other than any right, claim or cause of action arising out of fraud) it may have against any Indemnifying Party relating to the operation of the Company or its Business and the transactions contemplated hereby, whether arising under or based upon any federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise (excluding fraud, but including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy, including as may arise under common law).

10.8. Insurance. The Indemnifying Party shall be subrogated to the rights of any Indemnified Party in respect of any insurance relating to Losses to the extent of any indemnification payments made under this Agreement, and the Indemnified Party shall provide all reasonably requested assistance to the Indemnifying Party in respect of such subrogation.

10.9. No Duplication. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts (i) giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or (ii) taken into account in determining any adjustment to the Purchase Price under Section 3.3.2.

10.10. No Special Damages. EXCEPT IN THE CASE OF FRAUD, IN NO EVENT SHALL ANY PARTY BE LIABLE UNDER THIS SECTION 10 OR OTHERWISE IN RESPECT OF THIS AGREEMENT FOR EXEMPLARY, SPECIAL, PUNITIVE, INDIRECT, REMOTE, SPECULATIVE OR CONSEQUENTIAL DAMAGES EXCEPT TO THE EXTENT ANY SUCH PARTY INCURS SUCH DAMAGES PAYABLE TO AN UNAFFILIATED THIRD PARTY IN CONNECTION WITH A THIRD PARTY CLAIM, IN WHICH EVENT SUCH DAMAGES SHALL BE RECOVERABLE.

11. CONSENT TO JURISDICTION; JURY TRIAL WAIVER; GOVERNING LAW.

11.1. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of Kansas or a United States District Court in the State of Kansas in either case sitting in Wichita, Kansas for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof.

11.2. Governing Law. This Agreement and any claims related to the subject matter hereof will be governed by and construed in accordance with the domestic substantive laws of the State of Kansas, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

12. MISCELLANEOUS.

12.1. Entire Agreement; Waivers. This Agreement, the Confidentiality Agreement and the Transaction Documents constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. Except as otherwise expressly provided in this Agreement, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between the parties, shall constitute a waiver of any such right, power or remedy. No waiver shall be valid unless in writing and signed by the party against whom such waiver is sought to be enforced.

12.2. Amendment or Modification. The parties hereto may amend or modify this Agreement only by a written instrument executed by the parties.

12.3. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision will (to the extent permitted under applicable law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it will not invalidate, render unenforceable or otherwise affect any other provision hereof.

12.4. Successors and Assigns. All of the terms and provisions of this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective permitted transferees and assigns (each of which transferees and assigns will be deemed to be a party hereto for all purposes hereof); provided, however, that (a) no transfer or assignment by any party hereto will be permitted without the prior written consent of the Seller and the Buyer and any such attempted transfer or assignment without consent will be null and void and (b) no transfer or assignment by any party will relieve such party of any of its obligations hereunder.

12.5. Notices. Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, nationally recognized overnight courier service guaranteeing overnight delivery, or registered or certified mail, postage prepaid, addressed as follows:

If to the Company or the Seller to:

David J. Klvac, Chief Financial Officer

PostRock Energy Services Corporation

210 Park Avenue, Suite 2750

Oklahoma City, OK 73102

Fax: (405) 702-7411

With a copy to:

Stephen DeGiusti, General Counsel

PostRock Energy Services Corporation

210 Park Avenue, Suite 2750

Oklahoma City, OK 73102

Fax: (405) 815-4315

If to the Buyer:

Lee Bullock

CFO – MV Purchasing, LLC

8301 East 21st ST, Suite 370

Wichita, KS 67206

Fax: (316) 262-0303

With a copy to:

James Coen

Vice President – MV Purchasing, LLC

8301 East 21st ST, Suite 370

Wichita, KS 67206

Fax: (316) 262-0303

Unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally, (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery, (c) on the date delivered, if delivered by facsimile during business hours (or one Business Day after the date of delivery if delivered after business hours) and (d) five Business Days after being sent, if sent by registered or certified mail. Each of the parties hereto will be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

12.6. Headings and Construction. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and will not affect the construction hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all references in this Agreement to “Article,” “Section,”

“Schedules,” “Exhibit,” “preamble” or “recitals” shall be references to an Article, Section, Schedule, Exhibit, preamble or recitals hereto. All Schedules and Exhibits attached hereto are hereby incorporated herein and made a part hereof for all purposes, and unless the context expressly requires otherwise, such Schedules and such Exhibits are incorporated in the definition of “Agreement.” The word “includes” and its derivatives means “includes, without limitation” and corresponding derivative expressions. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever the context requires, the words used in this Agreement shall include the masculine, feminine and neuter.

12.7. Third Party Beneficiaries. Except as otherwise expressly set forth herein, nothing in this Agreement is intended or will be construed to entitle any Person, other than the parties hereto, their respective transferees and assigns permitted hereby, to any claim, cause of action, remedy or right of any kind.

12.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or portable document format will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or portable document format will be deemed to be their original signatures for any purpose whatsoever.

12.9. Expenses. Except as otherwise expressly set forth herein, each party will bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

12.10. Specific Performance. The parties to this Agreement agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.

12.11. Schedules. The Schedules are qualified in their entirety by reference to the specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent specifically provided in this Agreement. Nothing in this Agreement or in the Schedules constitutes an admission that any information disclosed, set forth or incorporated by reference herein and therein is required by the terms of this Agreement to be so disclosed, set forth or incorporated. Neither the specification of any dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any specific item in the Schedules is intended to imply that the amounts, higher or lower amounts, the items included or any other items, are or are not material, and Buyer shall not use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item, matter or dollar amount (a) is or is not material or may constitute an event or condition that could be considered to have had, or that would have, individually or in the aggregate, a Material Adverse Effect or (b) is or is not in the ordinary course of business and/or consistent with past practice. Matters disclosed for the purpose of one section or subsection of the Schedules shall constitute disclosure of such matters for the purposes of other sections or subsections of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other sections or subsections. The duplication or cross-referencing of any disclosures made in the Schedules shall not, in any instance or in the aggregate, effect a waiver of the foregoing statement. Headings have been provided for the sections of the Schedules for convenience of reference only and shall to no extent have the effect of amending or changing any express description of the sections set forth in this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed, as of the date first above written by their respective officers thereunto duly authorized.

SELLER

PostRock Energy Services Corporation

By:	/s/ Stephen L. DeGiusti
Stephen L. DeGiusti
Secretary and Treasurer

COMPANY

PostRock KPC Pipeline, LLC

By:	PostRock Energy Services Corporation, as Sole Member

By:	/s/ Stephen L. DeGiusti

Stephen L. DeGiusti
Secretary and Treasurer

PARENT

PostRock Energy Corporation

By:	/s/ Stephen L. DeGiusti

Stephen L. DeGiusti
Executive Vice President, General Counsel and Secretary

BUYER

MV Pipelines, LLC

By:	Murfin, Inc., Member

By:	/s/ Robert D. Young
Robert D. Young
President

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Exhibit 1.2

“Acceptable Cleanup” means the dismantling and removal (down to the foundation or ground level, as applicable) from the Lyons Facility premises of all existing above-ground piping, valves, buildings, storage tanks, structures and debris (collectively, the “facilities”) as well as the remediation of any Hazardous Materials discovered in connection with the facilities removal. Any remediation required shall be performed in accordance with applicable local, state and/or federal Environmental Laws.

“Action” means any action, suit, arbitration, audit, hearing, investigation or proceeding (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by a third-party or any Governmental Authority.

“Affiliate” means, each Person directly or indirectly controlling or controlled by or under common control with the Company (or such specified Person). For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or otherwise.

“Balance Sheet” means the unaudited balance sheet of the Company as of July 31, 2012.

“Balance Sheet Date” means July 31, 2012.

“Business” means the business of the Company as such business is currently conducted.

“Business Day” means any day on which banking institutions in Wichita, Kansas are customarily open for the purpose of transacting business.

“Change in Control” means: (i) any transaction or series of transactions pursuant to which one or more Persons, other than the Buyer or its Affiliates, are or become the beneficial owner, directly or indirectly, of (A) ownership interests in the Company of 50% or more or (B) ownership interests in the Company entitling such Persons to control 50% or more of the total voting power of the ownership interests in the Company entitled to vote generally in the election of a Board of Directors; (ii) any merger of the Company with or into any other Person; or (iii) any sale or transfer of all or substantially all of the assets of the Company. Notwithstanding the foregoing, any transaction under clause (ii) or (iii) will not constitute a Change in Control if the Buyer or its Affiliates, directly or indirectly, own a majority of the capital stock or other ownership interests of the Person into which the Company is merged or to which the assets of the Company are sold or transferred.

“Code” means the federal Internal Revenue Code of 1986, as amended and as in effect as of the date hereof.

“Confidentiality Agreement” means the Confidentiality Agreement dated April 26, 2011 between the Company and Buyer, as amended.

Exhibit 1.2

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease (including the Leases), license, indenture, note, bond, loan, insurance policy or other document or instrument (including any document or instrument evidencing any Debt but excluding the organizational documents of such Person) to which or by which such Person is legally bound.

“Debt” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables, or accruals incurred in the ordinary course of business), (iv) under capital leases, (v) all obligations secured by a lien existing on property owned by such Person, whether or not the obligations secured thereby have been assumed by such Person or are non-recourse to the credit of such Person, (vi) any other obligation for borrowed money or other financial accommodations which in accordance with GAAP would be shown as a liability on the balance sheet of such Person, (vii) any repurchase obligation or liability of a Person with respect to accounts, chattel paper, or notes receivable sold by such Person, (viii) any liability under a sale and leaseback transaction that is not a capital lease, (ix) all reimbursement obligations of such Person (whether contingent or otherwise) in respect of letters of credit, bankers’ acceptances, surety or other bonds, and similar instruments, (x) all liabilities of such Person in respect of unfunded vested benefits under any employee plan that is subject to Title IV of ERISA, and (xi) in the nature of Guarantees of the obligations described in clauses (i) through (x) above of any other Person.

“Encumbrance” means any charge, claim, community property interest, condition, encumbrance, equitable interest, lien, option, pledge, mortgage, security interest, right of first refusal, purchase right, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership (whether arising by contract, operation of law or otherwise).

“Environmental Laws” means all applicable federal, state, district, and local civil and criminal laws, regulations, rules, ordinances, codes, decrees, judgments, injunctions, judicial or administrative orders, and common law, relating to pollution, preservation, or protection of the environment, natural resources or human health and safety, including without limitation, those relating to the storage, handling and use of chemicals, wastes, hazardous substances, and other hazardous materials, those relating to the generation, processing, treatment, storage, transport, disposal or other management of chemicals, hazardous substances, or waste materials of any kind, those relating to the release, reporting, discharge, investigation, or remediation of waste materials, hazardous substances or other hazardous materials and those relating to the protection of threatened or endangered species or environmentally sensitive areas. Environmental Law includes without limitation CERCLA and any analogous state statutes.

“ERISA” means the federal Employee Retirement Income Security Act of 1974 or any successor statute, as amended.

“ERISA Affiliate” means any corporation, trust, partnership or other entity that would be considered as a single employer with the Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code, either currently or within the six year period ending on the Closing Date.

Exhibit 1.2

“FERC” means the Federal Energy Regulatory Commission or any successor federal agency.

“Fundamental Representations” means Sections 4.1, 4.2, 4.3(d), 4.4, 5.3, and 5.10.1.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” means any domestic or foreign national, state, multi-state or municipal or other local government or any subdivision, agency, commission or authority or regulatory or administrative agency thereof.

“Governmental Authorization” means any approval, consent, license, permit, waiver, franchise or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Governmental Order” means any ruling, award, decision, injunction, judgment, order, decree, agreement on consent, or subpoena entered, issued or made by any Governmental Authority.

“Hazardous Materials” means pollutant, contaminant, chemical or substance defined as or included in the definition of “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “toxic substances,” “toxic chemicals,” “toxic pollutants,” or words of similar import under any Environmental Law, including, without limitation, (i) any petroleum, petroleum products, or fractions or derivatives thereof, (ii) natural or synthetic gas, (iii) any urea formaldehyde foam insulation, polychlorinated biphenyls or radon gas, and (iv) any radioactive materials, substances or waste.

“Knowledge” means, with respect to an individual, the actual knowledge or awareness of the specified individual. In the case of the Knowledge of a Person (other than an individual), “Knowledge” will mean the collective Knowledge of the individuals who are serving as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity). For purposes of the Knowledge of the Company or Seller, such individuals deemed to have such knowledge shall be limited to Terry Carter, David Klvac, Stephen DeGiusti, and Joe Fowler.

“Legal Requirement” means any federal, state, local or municipal statute, law, ordinance, code, rule or regulation, or any Governmental Order, or any license, franchise, consent, approval, permit or similar right granted by any Governmental Authority under any of the foregoing.

“Lien” means any mortgage, pledge, lien, security interest, attachment or other similar encumbrance (whether arising by contract, operation of law or otherwise).

“Loss” means losses for which the party pays out of pocket costs for assessments, judgments and amounts paid in settlement, whether or not involving a third party claim.

Exhibit 1.2

“Lyons Facility” means that certain real property located in the Southwest Quarter of Section 2, Township 20 South, Range 8 West, Rice County Kansas, and more particularly described in the Lyons Deed.

“Material Adverse Effect” means any event, change, condition or effect that (individually or together with all other events, changes, conditions or effects) (a) is or would be materially adverse to the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company or (b) materially and adversely affects the ability of the Seller or the Company to perform their obligations under this Agreement or any Transaction Documents to which Seller or the Company is a party and consummate the transactions contemplated hereby and thereby, but shall exclude any event, change, condition or effect resulting or arising from or attributable to: (i) any change in general economic conditions in the industries or markets in which the Company operates; (ii) seasonal reductions in revenues and/or earnings of the Company or the Business in the ordinary course of business; (iii) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) changes or proposed changes in Legal Requirements or GAAP or the interpretation thereof; (v) the entry into or announcement of this Agreement, actions contemplated by this Agreement or the consummation of the transactions contemplated hereby; (vi) the bankruptcy, insolvency or other financial distress of any customers of the Company other than the two largest customers of the Company by revenue for the year ended December 31, 2011 and the six months ended June 30, 2012; (vii) changes in the price of natural gas; (viii) any circumstance, change or effect that is cured or no longer exists by the Closing; (ix) any failure to meet internal or third party projections or forecasts (provided that the foregoing shall not prevent any determination that the facts underlying any such failure have a Material Adverse Effect) or (x) any actions taken at Buyer’s request or contemplated by this Agreement.

“Permitted Encumbrances” means (i) any restriction on transfer arising under applicable securities law, (ii) Encumbrances for Taxes not yet delinquent or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (iii) Encumbrances of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements arising in the ordinary course of business, (iv) statutory mechanics Encumbrances and similar Encumbrances for labor, materials, or supplies arising in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (v) zoning, entitlement, building codes, and other land use laws regulating the use or occupancy property subject to Leases or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such property covered by such Leases; (vi) easements, servitudes, covenants, conditions, restrictions, and other similar matters of record affecting title to any assets of the Company and other title defects that do not or would not materially impair the use or occupancy of such assets in the operation of the Business, (vii) Encumbrances created by the Buyer and (viii) Encumbrances to be released at or prior to Closing.

Exhibit 1.2

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, labor union or other entity other than any Governmental Authority.

“Qualified EBITDA” means revenue less operating expenses and ad valorem taxes of the Company, in each case calculated in accordance with GAAP consistent with the past practices of the Company. In calculating Qualified EBITDA, no addition or deduction shall be taken for: (i) general and administrative expenses of the Company, its parent company or any of their respective Affiliates; (ii) non-recurring expenses, including but not limited to those related to corporate transactions; (iii) non-cash expenses, including but not limited to equity-based compensation and asset retirement obligations; and (iv) hedging or other similar activities.

“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, leaching or migration into the environment.

“Senior Credit Facility” means that certain Second Amended and Restated Credit Agreement, dated as of September 21, 2010, by and among the Seller, PostRock MidContinent Production, LLC, Royal Bank of Canada, as administrative agent and collateral agent, and each of the lender parties thereto, and each other document or agreement executed in connection therewith, as the same have been and may be amended, modified, supplemented or waived from time to time.

“Target Working Capital” will be $134,000.

“Tax Return” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information return, or other filing provided to any Governmental Authority, including any schedules or attachments thereto and any amendment thereof.

“Transaction Documents” means any and all agreements, documents, instruments and certificates related to this Agreement and the transactions contemplated hereby and thereby.

“Working Capital” means the amount equal to (i) the sum of the current assets of the Company including (a) cash and cash equivalents, (b) Accounts Receivable, (c) other receivables, (d) inventories, deposits and prepaid expenses and (e) all other current assets minus (ii) the sum of the current liabilities of the Company including (a) accounts payable, (b) accrued expenses and salaries, (c) income taxes payable accrual (which would be a normalized calculation not taking into account any impact of option compensation expenses) and (d) all other current liabilities. Notwithstanding clauses (i) and (ii) above, the currents assets and current liabilities of the Company shall exclude any intercompany receivables or payables owing to or from the Seller and its Affiliates. The method of calculating Working Capital will be consistent with past calculation methods used by the Company in the Year End Financials.

Exhibit 1.2